JONES & HALEY, P.C.
ATTORNEYS AT LAW
750 HAMMOND DRIVE, SUITE 100, BUILDING 12
ATLANTA, GEORGIA 30328
Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-8004

March 13, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC  20549

Attn:  Valeria Franks and Rufus Decker

Re:	AEN Group Ltd. (the "Company")
Registration Statement on Form S-1
Filed December 31, 2024
[File No. 333-284102]
[J&H File No. 4094.00]

Ladies and Gentlemen:

By letter dated January 22, 2025 the staff ("the Staff") of the United States Securities and Exchange Commission (the "Commission") provided AEN Group Ltd. (the "Company" or "AEN") their initial comments to the Company’s Registration Statement on Form S-1, filed on December 31, 2024. Subsequently, on February 11, 2025 the Company filed its responses to the Commission’s initial comments. By letter dated February 25, 2025, the Commission provided the Company with additional comments ("Comment Letter"). This correspondence contains the Company’s responses to the Staff’s Comment Letter and is keyed to your numbered comments. The revised S-1 Registration Statement will be filed under the EDGAR system as correspondence, at the same time that this response is filed.

Accordingly, our responses to the comments contained in the Comment Letter are as follows:

Amendment 1 to the Registration Statement on Form S-1 filed on February 11, 2025

Certain Relationships and Related Transactions – page 43

1. You pointed out in your Comment Letter apparent conflicting information in Amendment No. 1 to the Registration Statement as filed with EDGAR. To be clear, as of the latest balance sheet date, December 31, 2024, the Company had a related party debt of $46,107. Of that amount, $43,100 was owed to Mr. Liao Xiu Ze, the Company’s secretary, treasurer and director. The Company’s September 30, 2024 financial statements reflect related party debt total of $29,984. Of this amount, $29,600 is owed to Mr. Liao. The financial statements for the period ending June 30, 2024, reflect a total outstanding debt due to related party of $7,082. Of this amount, $7000 is owed to Mr. Liao.

United States Securities and Exchange Commission

March 13, 2025

Footnote 14 to the financial statement -- which discusses subsequent events --, the summary to the registration statement and the paragraph under Certain Relationships and Related Party Transactions all have been revised to be consistent and to reflect the facts described in the paragraph above. In addition, we have explained in Amendment No. 2 that the debt owed to Mr. Liao, as of January 1, 2025, has been converted to a term loan of one year, earning interest at a rate of 5% per annum.

In addition to the response above to your comments, we would like to point out that we have updated our financial statements so that the most recent financial statements in this Amendment No. 2 are for the period ending December 31, 2024, rather than the financial statements in Amendment No. 1 where the most recent financial statements were for the period ending September 30, 2024.  Of course, the MD&A section and other references to dollar figures were changed in the registration statement as appropriate.

We trust that the above is responsive to the issues raised in the Staff’s Comment Letter. We are simultaneously filing Amendment No. 2 to our Registration Statement and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Registration Statement, which has been marked to show changes from the previous filing.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C. As Attorneys for AEN Group, Ltd.

	By:	/s/ Richard W. Jones
Richard W. Jones
RWJ:bas
cc: Dandan Chen